FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2009

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Consolidated Financial Results for year ended March 31, 2009 which was filed with the Tokyo Stock Exchange on May 14, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: May 14, 2009	By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director and CFO

Consolidated Financial Results

for the Year Ended March 31, 2009

(Prepared in Accordance with U.S. GAAP)

May 14, 2009

KONAMI CORPORATION
Address:	7-2, Akasaka 9-chome, Minato-ku, Tokyo, Japan
Stock code number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	www.konami.net
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, London Stock Exchange and Singapore Exchange
Representative:	Kagemasa Kozuki, Representative Director and Chief Executive Officer
Contact:	Noriaki Yamaguchi, Representative Director and Chief Financial Officer (Phone: +81-3-5771-0222)
Date of General Shareholders Meeting:	June 26, 2009
Date of dividend payment:	June 5, 2009
Adoption of U.S. GAAP:	Yes

1. Consolidated Financial Results for the Year Ended March 31, 2009

(Amounts are rounded to the nearest million)

(1) Consolidated Results of Operations

	(Millions of Yen, except per share data)
	Net revenues	Operating income	Income before income taxes	Net income
Year ended March 31, 2009	309,771	27,361	24,719	10,874
% change from previous year	4.2%	(19.1)%	(24.7)%	(40.7)%
Year ended March 31, 2008	297,402	33,839	32,834	18,345
% change from previous year	6.1%	20.2%	19.1%	13.2%

	Basic net income per share (yen)	Diluted net income per share (yen)	Return on stockholders’ equity	Ratio of income before income taxes to total assets	Ratio of operating income to net revenues
Year ended
March 31, 2009	79.30	79.30	6.0%	8.0%	8.8%
Year ended
March 31, 2008	133.63	133.57	10.3%	10.5%	11.4%

Notes:	Equity in net income of an affiliated company
	Year ended March 31, 2009:	¥(2,490) million
	Year ended March 31, 2008:	¥180 million

(2) Consolidated Financial Position

	(Millions of Yen, except per share amounts)
	Total assets	Total stockholders’ equity	Stockholders’ equity ratio	Stockholders’ equity per share
March 31, 2009	301,670	178,632	59.2%	1,338.46
March 31, 2008	319,248	182,759	57.2%	1,330.88

(3) Consolidated Cash Flows

	(Millions of Yen)
	Net cash provided by (used in)			Cash and
	Operating activities	Investing activities	Financing activities	cash equivalents at end of year
Year ended March 31, 2009	30,131	(5,715)	(21,004)	53,568
Year ended March 31, 2008	30,788	(15,359)	(19,818)	52,130

2. Cash Dividends

Record Date	Cash dividends per share (yen)					Total cash		Cash dividend rate for stockholders’
	First quarter end	Second quarter end	Third quarter end	Year end	Annual	dividends (annual)	Payout ratio (consolidated)	equity (consolidated)
Year ended
March 31, 2008	—	27.00	—	27.00	54.00	¥7,415 million	40.4%	4.1%
Year ended
March 31, 2009	—	27.00	—	27.00	54.00	¥7,315 million	68.1%	4.0%
Year ending
March 31, 2010	—	27.00	—	27.00	54.00	—	45.0%	—
-Forecast-

3. Consolidated Earnings Forecast for the Year Ending March 31, 2010

	(Millions of Yen, except per share data)
	Net revenues	Operating income	Net income before income taxes	Net income attributable to Konami Corporation	Net income attributable to Konami Corporation per share
Year ending March 31, 2010	310,000	30,000	28,500	16,000	119.88
% change from previous year	0.1%	9.6%	15.3%	47.1%

Note:

1.	“Net income attributable to Konami Corporation” and “Net income attributable to Konami Corporation per share” are equivalent to “Net Income” and “Net Income per share”, respectively, up to the year ended March 31, 2009.

4. Other

(1) Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation) : None

(2) Changes in accounting principles, procedures and reporting policies for quarterly consolidated financial statements (items to be disclosed in “Significant change in preparation basis for quarterly consolidated financial statements”)

1.	Changes accompanying amendment of accounting standard: Yes

2.	Other: None

Please refer to page 24 for details.

(3) Number of shares issued (Common Stock)

1.	Number of shares issued: (Treasury stock included)
	Year ended March 31, 2009	143,500,000	shares
	Year ended March 31, 2008	143,500,000	shares
2.	Number of Treasury Stock:
	Year ended March 31, 2009	10,038,498	shares
	Year ended March 31, 2008	6,178,443	shares
3.	Average number of shares outstanding:
	Year ended March 31, 2009	137,124,130	shares
	Year ended March 31, 2008	137,290,259	shares

(Reference) Summary of Non-consolidated Financial Results

1. Results for the Year Ended March 31, 2009

(1) Non-consolidated Results of Operations

	(Millions of Yen, except per share data)
	Operating revenues	Operating income	Ordinary income	Net income
Year ended March 31, 2009	21,456	15,755	15,721	9,454
% change from previous year	(15.8)%	(24.4)%	(23.2)%	(45.7)%
Year ended March 31, 2008	25,478	20,843	20,475	17,395
% change from previous year	254.1%	1,348.4%	1,502.1%	1,660.6%

	Basic net income per share (yen)	Diluted net income per share (yen)
Year ended March 31, 2009	68.95	—
Year ended March 31, 2008	126.70	126.65

(2) Non-consolidated Financial Position

	(Millions of Yen, except per share data)
	Total assets	Total net assets	Equity ratio	Net assets per share
March 31, 2009	180,952	146,136	80.8%	1,094.97
March 31, 2008	178,565	149,272	83.6%	1,087.03

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our Digital Entertainment business and Gaming & System business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of existing contingencies.

Please refer to page 8 for information regarding the assumptions and other related items used in the preparation of these forecasts.

1. Business Performance

1. Analysis of Business Performance

(1) Business Overview

With the spread of global financial unrest triggered by the U.S. financial crisis, the Japanese economy went into recession, the yen appreciated and personal spending declined during this consolidated fiscal year ended March 31, 2009. These and other factors resulted in a difficult business environment in Japan.

In the entertainment industry that KONAMI CORPORATION and its subsidiaries (“Konami”) operate in, the amusement arcade market experienced harsh circumstances due to the influence of the credit crunch, etc. Meanwhile, the home video game market showed steady performance, particularly in North America and Europe.

Despite expectations for greater demand and interest in the maintenance and promotion of good health, including efforts to combat metabolic syndrome, deteriorating employment situations and suppression of personal spending have resulted in a tough market environment for the health and fitness industry.

In spite of this backdrop, Konami’s Digital Entertainment segment recorded steady sales of METAL GEAR SOLID 4 GUNS OF THE PATRIOTS, which was released simultaneously around the world in June 2008. Card game products also showed favorable sales.

In our Health & Fitness segment, we strove to enhance services supporting good health within and outside of our facilities through the launch of new directly-managed fitness clubs, increase in the number of sports facilities outsourced to Konami, computerization of health management and introduction of new health promotion programs in addition to the upgrade and expansion of our health product lineup.

Finally, in our Gaming & System segment, sales were steady, with a focus on the North American market, in particular the slot machines such as the K2V series and Advantage 5, as well as the Konami Casino Management System and participation agreements (a profit-sharing equipment sales method).

As a result of the foregoing and despite the fact that Konami posted record consolidated net revenues of ¥309,771 million (a year-on-year increase of 4.2%), due to approximately ¥11.1 billion recorded as business structure improvement expenses, such as accelerated depreciation of tangible fixed assets, for the Health & Fitness segment, Konami recorded the consolidated financial results for the year ended March 31, 2009 as follows: operating income was ¥27,361 million (a year-on-year decrease of 19.1%), net income before income taxes was ¥24,719 million (a year-on-year decrease of 24.7%), and net income was ¥10,874 million (a year-on-year decrease of 40.7%).

(2) Performance by Business Segment

Summary of net revenues by business segment:

	Millions of Yen
	Year ended March 31, 2008	Year ended March 31, 2009	% change
Digital Entertainment	¥178,939	¥187,628	4.9
Health & Fitness	86,544	89,965	4.0
Gaming & System	18,471	18,336	(0.7)
Other and Eliminations	13,448	13,842	2.9

Consolidated net revenues	¥297,402	¥309,771	4.2

Digital Entertainment

Computer & Video Games business: METAL GEAR SOLID 4 GUNS OF THE PATRIOTS, released simultaneously around the world in June 2008, was named Game of the Year by GameSpot, a major U.S. gaming site, in GameSpot’s Best of 2008 roundup of winning titles. The game exhibited its strength as a brand, winning a total of six “game of the year” titles at U.S. and European gaming sites. The METAL GEAR series steadily increased its sales, with total units of this series sold surpassing 4.75 million worldwide.

The online distribution of METAL GEAR SOLID TOUCH, which recreates the world of METAL GEAR SOLID 4 GUNS OF THE PATRIOTS for iPhone/iPod touch, began in Japan, North America and Europe in March, 2009. It is proving popular, with captured the No.1 position in the App Store application ranking in Japan on the day of its release. Furthermore, as of March 31, 2009, the online action game METAL GEAR ONLINE recorded a cumulative total of 1.3 million accounts worldwide since service launch.

Hideo Kojima, director of the METAL GEAR series, won the Lifetime Achievement award at the Game Developers Choice Awards in recognition of the great influence he has had on the digital game industry as a whole through his game development activities over the years.

Meanwhile, a license agreement was concluded with the Union of European Football Associations (UEFA) for WORLD SOCCER Winning Eleven 2009 (known as PRO EVOLUTION SOCCER 2009 in the U.S. and Europe), the latest title in the soccer game series. The inclusion of the much-awaited UEFA Champions League mode further enhanced the strength of this product, with 8.48 million units sold for the Winning Eleven series overall.

In Japan, QUIZ MAGIC ACADEMY DS (the Nintendo DS version of QUIZ MAGIC ACADEMY found at amusement arcades) as well as Enchanted Folk and the School of Wizardry (a communication game for enjoying campus life at a School of Wizardry) and GENSOU SUIKODEN TIERKREIS (a fantasy RPG game) were released to favorable reviews. Strong sales were also seen by the animation title A penguin’s troubles saikyo penguin densetsu! and standard baseball titles such as pawapurokun pocket11, JIKKYOU PAWAFURU PUROYAKYU 2009 and JIKKYOU PAWAFURU PUROYAKYU NEXT contributing to stable revenues.

Amusement business: Sales continued to be favorable for games utilizing the e-AMUSEMENT service that links amusement arcades nationwide in Japan through its network, including HORSERIDERS (a horseracing simulation card game) and MAH-JONG FIGHT CLUB 7 (the latest title in the MAH-JONG FIGHT CLUB series). Furthermore, sales were steady for BASEBALL HEROES 2008 (game employing 514 baseball cards, the largest number in the history of the BASEBALL HEROES series), QUIZ MAGIC ACADEMY VI (the latest title in the online multiplayer quiz series) and WORLD SOCCER Winning Eleven ARCADE CHAMPIONSHIP 2008 (an arcade version of the popular series that is loaded with 126 European club teams).

Among token-operated games for commercial arcades, FantasicFever3 TwinkleFairytale (a large token-operated game machine) achieved favorable sales while GRANDCROSS PREMIUM (an extra-large token-operated game machine) and ETERNAL KNIGHTS 2 (a game that includes dungeon RPG elements), and WONDERMARCH and METEORSPARK (both titles from the Tower Pusher series and the first single-pusher machines to utilize the e-AMUSEMENT service) enjoyed strong sales. A change in product demand, however, is being seen as the impact of the harsh market environment became obvious from October 2008.

Card games business: The YU-GI-OH TRADING CARD GAME series continued to mark favorable sales.

In North America, the DanceDanceRevolution series and KARAOKE REVOLUTION American Idol ENCORE 2, which was sold under multiple platforms, continued to enjoy strong sales. Meanwhile, repeat sales of DanceDanceRevolution SuperNOVA 2, DanceDanceRevolution HOTTEST PARTY and KARAOKE REVOLUTION American Idol ENCORE also progressed well. Castlevania Order of Ecclesia for the Nintendo DS platform also saw favorable sales, spurred by the popularity of the AKUMA JOU DRACULA (overseas name: Castlevania) series.

In Europe, DancingStage HOTTEST PARTY enjoyed healthy sales, while sales of Silent Hill Homecoming (the latest title in the Silent Hill series) was brisk. In addition to the latest soccer titles, PRO EVOLUTION SOCCER 2008, released in the previous fiscal year, maintained its popularity while enjoying steady sales, doing particularly well in its Wii version. Meanwhile, online distribution of GTI Club+ RALLY COTE D’AZUR, (a driving game for the PlayStation 3 platform that can be played in an online multiplayer mode) began at PlayStation Stores.

As a result of the above, consolidated net revenues for the year ended March 31, 2009 of this segment amounted to ¥187,628 million (a year-on-year increase of 4.9%).

Health & Fitness

Operation of fitness clubs: Competition in the opening of new fitness clubs and capture of new members continues to be severely intense in the fitness club industry as those business performances worsen from the impact of the financial unrest experienced since last year, and personal spending remains suppressed due to uncertainty over future income and employment.

Against such a backdrop, Konami strove to enhance the quality of its services, both within and outside its facilities, and products through the opening of new fitness clubs and expansion of its product lineup.

Regarding directly-managed facilities, a total of five new fitness clubs were opened in the following areas: Shin-Nagata (Hyogo Prefecture) in April 2008; Musashi-Kosugi (Kanagawa Prefecture) and Imazato (Osaka Prefecture) in June 2008; and Izumi-Chuo (Osaka Prefecture) and Kawaguchi (Saitama Prefecture) in November 2008. In addition, an existing facility in Kakogawa (Hyogo Prefecture) was moved and renewed with expanded in October 2008. Every effort was made to provide services and facilities, such as an open-air bath, specialized pool for walking, women-only wellness room or spacious gyms, matching the characteristics of each area.

The Targeting Waist Program was introduced simultaneously in August 2008 to all directly-owned fitness clubs throughout Japan. This is a program for providing one-stop support for countering metabolic syndrome from workouts utilizing specialized Konami original exercise machines to the provision of supplements and health management outside of Konami facilities. Services that only Konami can offer were provided to members whose awareness of health is becoming stronger.

Operation of sports facilities outsourced to us: In the management of sports facilities outsourced to Konami, nine facilities, including Kawaguchi City Totsuka Sports Center (Saitama Prefecture) and Shitsugen no Kaze Arena Kushiro (Hokkaido Prefecture) were added to our portfolio. We made full use of Konami’s know-how and track record in the operation of such public facilities and advanced the promotion of the health of community residents.

As a result, the number of facilities managed – either directly or on an outsourced basis – by Konami as of March 31, 2009 was 345 nationwide.

Health products: we launched new products including the AEROWALKER 2200 (a treadmill that condenses the know-how of professional treadmill walkers into one for home use) and PROTEIN PRO, a protein drink in jelly form. The new products are enjoying favorable reviews. Furthermore, a major renewal of the Konami Sports Club website for mobile phones was made in December 2008. At the same time, we launched a new service that allows users to record the content of their exercise and eating habits and view and analyze such results as the number of calories that need to be burned or nutritional balance. When used in combination with e-XAX, the health management service utilizing IT found at Konami Sports Clubs, it becomes possible to automatically record a member’s exercise history at a Konami Sports Club at the website. As such, we promoted the enrichment of services, both within and outside our facilities, through the computerization of health management and new product development.

As a result of the above, consolidated net revenues for the year ended March 31, 2009 of this segment amounted to ¥89,965 million (a year-on-year increase of 4.0%).

Gaming & System

In the North American market, sales of Advantage 5 (Konami’s first five-reel mechanical slot machine) and the K2V (video slot machine) series, which has become a standard item, continued to be brisk. Furthermore, sales through participation agreements (equipment sales in which profits are shared), which ensure stable revenues, as well as sales of the Konami Casino Management System, which secure regular income from maintenance and servicing, are also on the rise. Konami is steadily capturing a market share in gaming and systems. We have established a distributor network for the Central and South American market, and full-fledged sales activities have begun in the region.

Meanwhile, demand has decreased in the Australian market due to the economic slowdown, restrictions placed in key states on the number of machines installed, the impact of smoking restrictions in clubs and pubs and tax code revisions. The sale of Konami slot machines has been affected as well.

With this backdrop, Konami is striving to improve sales and gain new customers within and outside Australia by promotion of the full-fledged adoption of the Konami Casino Management System (the first of its kind in Australia for Konami) by major casino groups, sales of the mechanical slot machine Advantage 5, on-going injection of new products and enhancement of services to existing customers.

Our gaming machines have been exhibited at various trade shows around the world, including the Global Gaming Expo Asia (June 2008/Macau), South American Gaming Suppliers Expo (October/Argentina), Global Gaming Expo (November/Las Vegas), International Gaming Expo (the largest gaming tradeshow in Europe; January 2009/London) and CMAA Hospitality Gaming Expo (a tradeshow at which facility managers from New South Wales come together; March/Sydney). The Advantage 5 series and the Konami Casino Management System, which are both the center of attention in North America, K2V series with new content or new concept free games installed, and the Podium, a new-generation cabinet (outer structure) currently under development were shown at the tradeshows and attracted much attention.

As a result of the above, consolidated net revenues for the year ended March 31, 2009 of this segment amounted to ¥18,336 million (a year-on-year decrease of 0.7%).

(3) Outlook for the Fiscal Year Ending March 31, 2010

Digital Entertainment

In the Digital Entertainment, we will focus on the stably growing U.S. and European game software markets in addition to the matured Japanese market. In particular, we will continue to roll out the WORLD SOCCER Winning Eleven (known as PRO EVOLUTION SOCCER in the U.S. and Europe) series around the world for multiple platforms.

In North America, we will focus on music games, which remain persistently popular, and continue to roll out the DanceDanceRevolution series for multiple platforms.

We will also enrich the lineup of titles that are distributed online including Chaotic Eden, a dungeon exploration-type RPG scheduled to begin distribution in South Korea. We will also proactively respond to the online marketing of titles for game consoles with network connectivity, the ratio of which is increasing, as well as sophisticated mobile-phones and handheld gaming devices.

In the arcade video games, we will strive for further upgrading and expanding of the product lineup utilizing the e-AMUSEMENT service and are scheduled to launch titles for the MAH-JONG FIGHT CLUB, QUIZ MAGIC ACADEMY, BASEBALL HEROES and other standard series as well as new titles.

In the card games, we will continue to roll out the YU-GI-OH TRADING CARD GAME series worldwide.

As for popular content, we will pursue high synergy through multifaceted development that is not restricted to home video game software, card games or video games for commercial platforms.

Health & Fitness

Under the themes “exercise,” “leisure” and “nutrition,” Konami is involved in the development and provision of health programs that combine guidance in both physical exercise techniques and nutrition. We also develop effective and highly useful healthcare related equipment. We will continue to explore the possibilities of various services in the field of health and fitness.

Furthermore, with more than 300 fitness clubs under its management, Konami Sports & Life Co., Ltd. is one of the largest operators of sports facilities in Japan. At the same time, it is also a manufacturer that carries out in-house design and development of fitness machines, supplements and other products. It is characterized by its ability to verify the efficacy of Konami equipment and products at its own fitness clubs and reflect the results of such marketing in its next product development. Our basic strategy is to leverage this strength to the utmost, create synergy – such as the enrichment and expansion of the programs offered at our facilities, the computerization of health management and upgrading and expansion of the product lineup – and promote the Konami Health & Fitness segment.

As for the market environment, personal spending remains suppressed in Japan due to the effects of the global recession that began last year. Competition continues to intensify with a decline in the population of the youth demographic and increase in the number of new fitness facilities opened. These are expected to continue to show a decrease in the number of members per facility.

However, with the arrival of an aging society and the introduction of Specific Health Guidance as a government measure to counter lifestyle diseases, we believe that health consciousness will increase across Japanese society and that opportunities will become even greater for fitness facility management and healthcare equipment development and sales.

Konami will continue to apply the experience gained through facility management in the development of health promotion programs and healthcare equipment utilizing information technology.

The Konami Sports Club website for mobile phones was renewed in December 2008. We will aim to enrich and expand health promotion products and services that can be used not only within but also outside our facilities, such as through personal computers, mobile phones and healthcare equipment, and enable the use of various menus on the website for the enhancement of the users’ health.

Gaming & System

In connection with the mechanical reel slot machines, the Advantage 5 series is proving extremely popular in the North American market. More aggressive marketing towards other markets will also be carried out. As for video slot machines, which are the mainstream item in Australia, we will continue to roll out products with a focus on the K2V series that continues to be the standard item in Australia, as well as reinforce sales, and develop and launch new products including the Podium, a new-generation cabinet (outer structure).

With regard to the Konami Casino Management System that is proving popular in North America, where there are many major casino operators, we will proactively promote this product to other markets as well as strive to reinforce the strength of the product while developing new features, tying strategic alliances with other companies, etc. Furthermore, we will reinforce sales of participation agreements, increase the amount of steady, periodical income and stabilize operations.

From now onward, we will also further encourage collaboration between our three bases – the U.S., Australia and Japan – and promote the efficiency of operations and reinforcement of production and sales. Additionally, we will make use of our three bases to develop new products that respond to changes in society and needs and endeavor to enhance the added value of existing products. We will continue to make a strong showing in our basic domain – entertainment with new products that will bring even greater enjoyment to customers.

Projected consolidated results for the coming year are as follows: net revenue of ¥310,000 million; operating income of ¥30,000 million; net income before taxes of ¥28,500 million; and net income of ¥16,000 million.

Konami, as a business affected by “hit” products, requires flexibility in how its products are released and is subject to fluctuations in sales throughout the course of the year. For this reason, projected consolidated results for the half year are not disclosed.

As for the disclosure of quarterly financial results, we will continue to make an effort to provide them as thorough as possible.

2. Cash Flows

Cash flow summary for the year ended March 31, 2009:

	Millions of Yen
	Year ended March 31, 2008	Year ended March 31, 2009	Change
Net cash provided by operating activities	¥30,788	¥30,131	¥(657)
Net cash used in investing activities	(15,359)	(5,715)	9,644
Net cash used in financing activities	(19,818)	(21,004)	(1,186)
Effect of exchange rate changes on cash and cash equivalents	(814)	(1,974)	(1,160)
Net increase (decrease) in cash and cash equivalents	(5,203)	1,438	6,641

Cash and cash equivalents, end of the year	¥52,130	¥53,568	¥1,438

Cash and cash equivalents (hereafter, referred to as “Net cash”), for the year ended March 31, 2009, amounted to ¥53,568 million, an increase of ¥1,438 million compared to the year ended March 31, 2008, and a year-on-year increase of 2.8%.

Cash flow summary for each activity for the year ended March 31, 2009 is as follows:

Cash flows from operating activities:

Net cash provided by operating activities amounted to ¥30,131 million for the year ended March 31, 2009, a year-on-year decrease of 2.1%. Despite a decrease in inventories and deferred revenue, the decrease primarily resulted from a decrease in net income and accrued income taxes.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥5,715 million for the year ended March 31, 2009, a year-on-year decrease of 62.8%. This decrease in the amount used mainly resulted from a decrease in capital expenditures for investments and an implementation of sales of property and equipment.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥21,004 million for the year ended March 31, 2009, a year-on-year increase of 6.0%. These financing activities primarily resulted from purchases of treasury stock despite a decrease in the redemption of bonds.

The trends of cash flow index are as follows

	Year ended March 31, 2008	Year ended March 31, 2009
Equity-assets ratio (%)	57.2	59.2
Equity-assets ratio at fair value (%)	161.3	65.4
Liabilities to cash flow ratio (years)	1.4	1.4
Interest coverage ratio (times)	27.9	20.5

Equity-assets ratio: Total stockholders’ equity / Total assets

Equity-assets ratio at fair value: Total stockholders’ equity at fair value / Total assets

Liabilities to cash flow ratio: Interest-bearing liabilities / Cash flows from operating activities

Interest coverage ratio: Cash flows from operating activities / Interest expense

Notes:

1.	Each index is calculated from figures prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

2.	Cash flows from operating activities derive from our consolidated cash flow statement.

3.	Interest-bearing debt covers all liabilities with interest in our consolidated balance sheet.

3. Basic Policy on the Distribution of Profits

Konami believes that the provision of stable, high dividends and the enhancement of corporate value are important ways to return profits to our shareholders. It is our policy to use retained earnings for investments focused on business fields with good future possibility in order to continually reinforce Konami’s growth potential and competitiveness.

As for term-end dividends for the consolidated year ended March 31, 2009, 27 yen per share dividend was approved at the Board Meeting held on May 14, 2009. As a result, the dividends on an annual basis will be 54 yen per share, including the distributed interim dividend of 27 yen per share.

Konami plans to distribute dividends of 54 yen per share for the fiscal year ending March 31, 2010.

Special Note:

This document contains “forward-looking statements,” or statements related to future events that are based on management’s assumptions and beliefs in light of information currently available. These statements are subject to various risks and uncertainties.

When relying on forward-looking statements to make investments, you should not place undue reliance on such forward-looking statements. Actual results may be affected by a number of important factors and materially different from those discussed in forward-looking statements. Such factors include, but are not limited to, changes in economic conditions affecting our operations, and market trends and fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro.

2. Organizational Structure of the Konami Group

The Konami Group is a corporate group engaged in the entertainment and health fitness industries providing customers with “High Quality Life.” The Konami Group is comprised of KONAMI CORPORATION (“the Company”) and its 23 consolidated subsidiaries and one equity-method affiliate.

The positioning of the Company, consolidated subsidiaries and equity-method affiliate and the business segment in which they operate are as follows.

The four business segments shown below are based on the same categorization as described below in “6. Segment Information” under “4. Consolidated Financial Statements.”

Business Segments	Major Companies
Digital Entertainment		Konami Digital Entertainment Co., Ltd.
	Domestic	HUDSON SOFT CO., LTD.
Konami Manufacturing & Service, Inc., One other company

Konami Digital Entertainment, Inc.
Konami Digital Entertainment GmbH
	Overseas	Konami Digital Entertainment B.V.
Konami Digital Entertainment Limited
Konami Software Shanghai, Inc., Two other companies (Note 3)

Health & Fitness		Konami Sports & Life Co., Ltd. (Notes 4, 5)
	Domestic	COMBI WELLNES Corporation
Konami Manufacturing & Service, Inc.
Resort Solution Co., Ltd. (Note 2), Two other companies (Note 5)

Gaming & System	Overseas	Konami Gaming, Inc.
Konami Australia Pty Ltd., One other company

Other	Domestic	Konami Manufacturing & Service, Inc.
KPE, Inc., Konami Real Estate, Inc., One other company

	Overseas	Konami Corporation of America
Konami Digital Entertainment B.V., One other company

Notes:

1.	Major companies that have operations in more than one business segment are included in each segment in which they operate.

2.	Resort Solution Co., Ltd. is an equity-method affiliate.

3.	Konami Digital Entertainment Co., Ltd. established Konami Digital Entertainment Co. in South Korea in May 2008.

4.	Konami Sports & Life Co., Ltd. merged with Sportsplex Japan Co., Ltd. in June 2008.

5.	Konami Sports & Life Co., Ltd. merged with Self Fitness Club Corporation in May 2009.

Business Organization

3. Management Policy

1. Management Policy

We, Konami Group of Companies, are aiming to be a business group that is always highly-expected by all the people, through creating and providing them with “Valuable Time”. Furthermore, our basic management policy is to “value shareholders,” “maintain sound relationships with all stakeholders, including our shareholders, and contribute to society as a good corporate citizen.” We aim for the optimum use of the group’s managerial resources with the following as specific guiding principles for management: to “follow global standards,” “engage in fair competition” and “pursue high profits”.

To “value shareholders,” our basic policy is to maintain stable dividends to return profits to our shareholders. It is also our policy to focus the investment of retained earnings after dividends in highly promising fields so that we may increase corporate value and enlarge resources for the payment of dividends in the future.

To “maintain sound relationships with all stakeholders, including our shareholders, and contribute to society as a good corporate citizen,” we focus on maintaining sound relationships with shareholders, investors, customers, business partners, employees and society as a whole, as well as carry out support activities in a wide range of fields including education, sports and culture.

In accordance with such basic policies, Konami will deliver dreams and excitement to people around the world by creating and providing “Valuable Time.”

2. Profit Appropriation Policy

Konami aims to continually enhance profitability through the improvement of operational efficiency. Emphasis is placed on three managerial indexes: the ratio of operating income to net sales, the ratio of net income to net sales and return on equity.

3. Medium- to Long-term Corporate Strategies and Objectives

Build a powerful organization that can respond to rapid changes in the global economy

The future remains unclear with the economy rapidly deteriorating and the presence of risks, such as a fear of the further downswing of the global economy, which may further depress the economic conditions. There is also concern of an impact on the business climate surrounding our businesses – Digital Entertainment, Health & Fitness and Gaming & System – due to such factors as a decline in consumer spending.

On the other hand, in our business environment, progress has been made in developing a network environment. In the process, users have begun sharing a variety of information, and communities are starting to emerge to serve their diversified tastes.

Konami has shifted to a holding company structure so that it may respond appropriately to a rapidly changing market environment and evolve into a flexible and sustainable entity. As such, there is now a clear separation between the management of the Konami group and the execution of duties for each business segment. In promoting the globalization of each business segment, we shifted, in April 2008, from a system whereby each Konami director assumes ultimate responsibility in the markets of each region to one in which each Konami director is ultimately responsible for a business segment. This is to enable on-target response to the needs of each market as well as promote the agile development of each business. We believe that this will allow us to make more flexible and swift decisions and become speedier in our business management.

Enhance profitability and channel managerial resources to growth areas

In the Digital Entertainment segment, all hardware manufacturers in the market have now released new gaming platforms for video game consoles. They continue to spread rapidly and expand even in comparison to past platforms. Each platform has its own distinctive features and proposes new ways to play. As a result, users who did not show much interest in video games in the past are also now attracted to the market, expanding the user base. Market expansion is accelerating not only in North America and Europe but also globally. Furthermore, online access is available on multiple platforms including home gaming platforms, commercial platforms, mobile phones and personal computers, and users seeking a new way to play games with an emphasis on connection with others over a network are on the increase. With such diversity and globalization sought by users, Konami intends to channel optimum managerial resources through pursuing selection and concentration.

In the Health & Fitness segment, we have been launching, against the backdrop of higher health consciousness and increase in those with more leisure time on their hands due to the retirement of baby boomers, new Konami Sports Club outlets as well as taking on management of fitness clubs outsourced to Konami.

It is assumed that health consciousness will become even higher in the future while preferences and lifestyles will diversify. In order to achieve further growth, we will take proactive steps to create added value. This includes the reinforcement of our proprietary IT-based health management system that keeps an ongoing record of users’ exercise history in various real-life situations (e.g., at the fitness club, outside the home and in the home) and manages data for the promotion of good health, provision of new services and even the marketing of supplements.

In the Gaming & System segment, the casino market in which it operates is feeling the impact of the global recession. Casino operators, such as those in Las Vegas, are being affected. However, the legalization of gambling is progressing in various countries and regions around the world, and the number of casinos is increasing each year. Business opportunities are continuously increasing for Konami, which manufactures and markets slot machines and offers participation agreements and the Konami Casino Management System that secure stable revenues for Konami. We will endeavor to expand our business in the future with strategic alliances with other companies.

Konami will infuse optimum managerial resources not only into the existing Digital Entertainment, Health & Fitness and Gaming & System segments, but also into new business fields where growth is anticipated in the medium- to long-term.

4. Consolidated Financial Statements

1. Consolidated Balance Sheets (Unaudited)

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2008		March 31, 2009		March 31, 2009
		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥52,130		¥53,568		$545,332
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥260 million and ¥470 million ($4,785 thousand) at March 31, 2008 and March 31, 2009, respectively	33,802		30,624		311,758
Inventories	24,374		23,512		239,357
Deferred income taxes, net	18,275		19,203		195,490
Prepaid expenses and other current assets	11,498		9,768		99,440

Total current assets	140,079	43.9	136,675	45.3	1,391,377
PROPERTY AND EQUIPMENT, net	66,690	20.9	60,552	20.1	616,431
INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	659		560		5,701
Investments in affiliates	6,414		2,119		21,572
Identifiable intangible assets	38,161		35,883		365,296
Goodwill	21,935		21,925		223,201
Lease deposits	28,205		27,959		284,628
Deferred income taxes, net	2,687		3,641		37,066
Other assets	14,418		12,356		125,786

Total investments and other assets	112,479	35.2	104,443	34.6	1,063,250

TOTAL ASSETS	¥319,248	100.0	¥301,670	100.0	$3,071,058

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2008		March 31, 2009		March 31, 2009
		%		%
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt and capital lease obligations	¥8,115		¥3,627		$36,924
Trade notes and accounts payable	20,410		17,430		177,441
Accrued income taxes	9,523		6,683		68,034
Accrued expenses	21,934		17,738		180,576
Deferred revenue	7,848		7,586		77,227
Other current liabilities	7,283		9,322		94,899

Total current liabilities	75,113	23.5	62,386	20.7	635,101
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	35,613		37,739		384,190
Accrued pension and severance costs	2,699		2,941		29,940
Deferred income taxes, net	11,559		6,564		66,823
Other long-term liabilities	7,181		8,501		86,542

Total long-term liabilities	57,052	17.9	55,745	18.5	567,495

TOTAL LIABILITIES	132,165	41.4	118,131	39.2	1,202,596
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	4,324	1.4	4,907	1.6	49,954
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Common stock, no par value-Authorized 450,000,000 shares; issued 143,500,000 shares and 143,500,000 shares at March 31, 2008 and March 31, 2009, respectively	47,399	14.8	47,399	15.7	482,531
Additional paid-in capital	77,078	24.1	77,090	25.6	784,791
Legal reserve	284	0.1	284	0.1	2,891
Retained earnings	73,492	23.0	76,947	25.5	783,335
Accumulated other comprehensive income	2,579	0.8	98	0.0	998
Treasury stock, at cost- 6,178, 443 shares and 10,038,498 shares at March 31, 2008 and March 31, 2009, respectively	(18,073)	(5.6)	(23,186)	(7.7)	(236,038)

Total stockholders’ equity	182,759	57.2	178,632	59.2	1,818,508
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	¥319,248	100.0	¥301,670	100.0	$3,071,058

2. Consolidated Statements of Income (Unaudited)

	Millions of Yen				Thousands of U.S. Dollars
	Year ended March 31, 2008		Year ended March 31, 2009		Year ended March 31, 2009
		%		%
NET REVENUES:
Product sales revenue	¥218,306		¥227,821		$2,319,261
Service revenue	79,096		81,950		834,266

Total net revenues	297,402	100.0	309,771	100.0	3,153,527

COSTS AND EXPENSES:
Costs of products sold	131,890		133,670		1,360,786
Costs of services rendered	73,298		78,966		803,889
Selling, general and administrative	58,375		58,653		597,098
Business structure improvement expenses	—		11,121		113,214

Total costs and expenses	263,563	88.6	282,410	91.2	2,874,987

Operating income	33,839	11.4	27,361	8.8	278,540

OTHER INCOME (EXPENSES):
Interest income	894		459		4,673
Interest expense	(1,105)		(1,468)		(14,944)
Foreign currency exchange gain (loss), net	(704)		(1,641)		(16,706)
Other, net	(90)		8		81

Other income (expenses), net	(1,005)	(0.4)	(2,642)	(0.8)	(26,896)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	32,834	11.0	24,719	8.0	251,644
INCOME TAXES	13,080	4.4	10,715	3.5	109,081
INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	19,754	6.6	14,004	4.5	142,563
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	1,589	0.5	640	0.2	6,515
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	180	0.1	(2,490)	(0.8)	(25,349)

NET INCOME	¥18,345	6.2	¥10,874	3.5	$110,699

PER SHARE DATA:	Yen		U.S. Dollar
	Year ended March 31,	Year ended March 31,	Year ended March 31,
	2008	2009	2009
Basic net income per share	¥133.63	¥79.30	0.81
Diluted net income per share	133.57	79.30	0.81

Weighted-average common share outstanding	137,290,259	137,124,130
Diluted weighted-average common shares outstanding	137,344,709	137,124,130

3. Consolidated Statements of Stockholders’ Equity (Unaudited)

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Stockholders’ Equity
Balance at March 31, 2007	¥47,399	¥77,213	¥284	¥62,560	¥5,617	¥(18,411)	¥174,662
Reissuance of treasury stock		(47)				213	166
Cancellation of treasury stock		(156)				156	—
Stock-based compensation		68					68
Net income				18,345			18,345
Cash dividends, ¥ 54.0 per share				(7,413)			(7,413)
Foreign currency translation adjustments					(2,907)		(2,907)
Net unrealized losses on available-for-sale securities					(25)		(25)
Pension liability adjustment					(106)		(106)
Purchase of treasury stock						(31)	(31)

Balance at March 31, 2008	¥47,399	¥77,078	¥284	¥73,492	¥2,579	¥(18,073)	¥182,759
Reissuance of treasury stock		(0)				463	463
Stock-based compensation		12					12
Net income				10,874			10,874
Cash dividends, ¥ 54.0 per share				(7,419)			(7,419)
Foreign currency translation adjustments					(2,078)		(2,078)
Net unrealized losses on available-for-sale securities					(59)		(59)
Pension liability adjustment					(344)		(344)
Purchase of treasury stock						(5,576)	(5,576)

Balance at March 31, 2009	¥47,399	¥77,090	¥284	¥76,947	¥98	¥(23,186)	¥178,632

	Thousands of U.S. Dollars
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Stockholders’ Equity
Balance at March 31, 2008	$482,531	$784,669	$2,891	$748,162	$26,255	$(183,987)	$1,860,521
Reissuance of treasury stock		(0)				4,716	4,716
Stock-based compensation		122					122
Net income				110,699			110,699
Cash dividends, $0.55 per share				(75,526)			(75,526)
Foreign currency translation adjustments					(21,154)		(21,154)
Net unrealized losses on available-for-sale securities					(601)		(601)
Pension liability adjustment					(3,502)		(3,502)
Purchase of treasury stock						(56,767)	(56,767)

Balance at March 31, 2009	$482,531	$784,791	$2,891	$783,335	$998	$(236,038)	$1,818,508

4. Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen		Thousands of U.S. Dollars
	Year ended March 31, 2008	Year ended March 31, 2009	Year ended March 31, 2009
Cash flows from operating activities:
Net income	¥18,345	¥10,874	$110,699
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	12,069	13,731	139,784
Provision for doubtful receivables	(248)	209	2,128
Business structure improvement expenses	—	11,121	113,214
Gain or loss on sale or disposal of property and equipment, net	382	(337)	(3,431)
Equity in net income (loss) of affiliated company	(180)	2,490	25,349
Minority interest	1,589	640	6,515
Deferred income taxes	(3,225)	(4,811)	(48,977)
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	(7,483)	175	1,781
Decrease (increase) in inventories	(2,117)	(1,424)	(14,497)
Decrease (increase) in other accounts receivables	902	1,111	11,310
Decrease (increase) in prepaid expense	747	(918)	(9,345)
Increase (decrease) in trade notes and accounts payable	(623)	(556)	(5,660)
Increase (decrease) in accrued income taxes, net of tax refunds	6,845	(2,157)	(21,959)
Increase (decrease) in accrued expenses	827	(1,266)	(12,888)
Increase (decrease) in deferred revenue	2,192	(234)	(2,382)
Increase (decrease) in advance received	(427)	(796)	(8,103)
Other, net	1,193	2,279	23,201

Net cash provided by operating activities	30,788	30,131	306,739

	Millions of Yen		Thousands of U.S. Dollars
	Year ended March 31, 2008	Year ended March 31, 2009	Year ended March 31, 2009
Cash flows from investing activities:
Capital expenditures	(11,995)	(8,531)	(86,847)
Proceeds from sales of property and equipment	8	1,355	13,794
Acquisition of new subsidiaries, net of cash acquired	(367)	—	—
Decrease (increase) in lease deposits, net	(2,627)	1,616	16,451
Other, net	(378)	(155)	(1,578)

Net cash used in investing activities	(15,359)	(5,715)	(58,180)
Cash flows from financing activities:
Net decrease in short-term borrowings	(1,869)	—	—
Repayments of long-term debt	(2,969)	(592)	(6,027)
Proceeds from issuance of bonds	15,000	—	—
Redemption of bonds	(20,000)	(5,000)	(50,901)
Principal payments under capital lease obligations	(2,596)	(2,886)	(29,380)
Dividends paid	(7,419)	(7,414)	(75,476)
Purchases of treasury stock by parent company	(31)	(5,576)	(56,765)
Other, net	66	464	4,724

Net cash used in financing activities	(19,818)	(21,004)	(213,825)
Effect of exchange rate changes on cash and cash equivalents	(814)	(1,974)	(20,095)
Net increase (decrease) in cash and cash equivalents	(5,203)	1,438	14,639
Cash and cash equivalents, beginning of year	57,333	52,130	530,693

Cash and cash equivalents, end of year	¥52,130	¥53,568	$545,332

5. Going concern assumption:

None

6. Segment Information (Unaudited)

(1) Segment information

Year ended March 31, 2008	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥178,382	¥86,196	¥18,471	¥14,353	¥297,402
Intersegment	557	348	—	(905)	—

Total	178,939	86,544	18,471	13,448	297,402
Operating expenses	143,579	81,251	15,677	23,056	263,563

Operating income (loss)	¥35,360	¥5,293	¥2,794	¥(9,608)	¥33,839

Year ended March 31, 2009	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥187,308	¥89,702	¥18,336	¥14,425	¥309,771
Intersegment	320	263	—	(583)	—

Total	187,628	89,965	18,336	13,842	309,771
Operating expenses	146,076	98,235	14,889	23,210	282,410

Operating income (loss)	¥41,552	¥(8,270)	¥3,447	¥(9,368)	¥27,361

Year ended March 31, 2009	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,906,831	$913,183	$186,664	$146,849	$3,153,527
Intersegment	3,258	2,677	—	(5,935)	—

Total	1,910,089	915,860	186,664	140,914	3,153,527
Operating expenses	1,487,081	1,000,051	151,573	236,282	2,874,987

Operating income (loss)	$423,008	$(84,191)	$35,091	$(95,368)	$278,540

Notes:	1.	Primary businesses of each segment are as follows:

		Digital Entertainment Segment:	Production and sale of digital content and related products including Computer & Video Games, Amusement, Card Games, and Online.

		Health & Fitness Segment:	Operation of health and fitness clubs, and production and sale of health and fitness related goods.

		Gaming & System Segment:	Production, manufacture, sale and service of gaming machines and the Casino Management System for overseas markets.

	2.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.”

	3.	“Corporate” primarily consists of administrative expenses of the Company.

	4.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.

(2) Geographic information

Year ended March 31, 2008	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥220,462	¥34,137	¥35,589	¥7,214	¥297,402	—	¥297,402
Intersegment	21,147	4,802	44	658	26,651	¥(26,651)	—

Total	241,609	38,939	35,633	7,872	324,053	(26,651)	297,402
Operating expenses	211,643	37,532	33,810	7,304	290,289	(26,726)	263,563

Operating income (loss)	¥29,966	¥1,407	¥1,823	¥568	¥33,764	¥75	¥33,839

Year ended March 31, 2009	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥223,662	¥44,051	¥37,216	¥4,842	¥309,771	—	¥309,771
Intersegment	24,762	4,266	96	596	29,720	¥(29,720)	—

Total	248,424	48,317	37,312	5,438	339,491	(29,720)	309,771
Operating expenses	229,411	43,779	33,158	5,784	312,132	(29,722)	282,410

Operating income (loss)	¥19,013	¥4,538	¥4,154	¥(346)	¥27,359	¥2	¥27,361

Year ended March 31, 2009	Japan	North America	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$2,276,922	$448,448	$378,866	$49,291	$3,153,527	—	$3,153,527
Intersegment	252,082	43,429	977	6,067	302,555	$(302,555)	—

Total	2,529,004	491,877	379,843	55,358	3,456,082	(302,555)	3,153,527
Operating expenses	2,335,447	445,679	337,555	58,882	3,177,563	(302,576)	2,874,987

Operating income (loss)	$193,557	$46,198	$42,288	$(3,524)	$278,519	$21	$278,540

For the purpose of presenting its operations in the geographic areas above, Konami attributes revenues from external customers to individual countries in each area based on where products are sold and services are rendered and attribute assets based on where assets are located.

North America presented in the table above substantially consists of the United States.

- Notes: (Unaudited)

The consolidated financial statements presented herein were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

- Significant change in preparation basis for quarterly consolidated financial statements

1.	Effective April 1, 2008, Konami has adopted SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and specifies disclosures about fair value measurement. The adoption of SFAS No. 157 did not have a significant impact on our consolidated results of operations and financial condition.

2.	Effective April 1, 2008, Konami has adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The entity shall report unrealized gains and losses on items for which the fair value option has been elected. The adoption of SFAS No. 159 did not have a material impact on Konami’s results of operations and financial position, since Konami did not elect the fair value option for any assets or liabilities.

- Subsequent Events

For the Fiscal Year Ended March 31, 2008 (April 1, 2007 – March 31, 2008): None

For the Fiscal Year Ended March 31, 2009 (April 1, 2008 – March 31, 2009): None

5. Non-consolidated Financial Statements

1. Non-consolidated Balance Sheets (Unaudited)

	(Millions of Yen)
	March 31, 2008		March 31, 2009
	%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥31,479		¥33,495
Trade accounts receivable	3,552		3,833
Prepaid expense	168		201
Deferred income taxes, net	577		146
Short-term loans to affiliates	18,763		24,477
Other accounts receivables	37		—
Income tax receivable	2,190		2,342
Other	209		214
Allowance for doubtful accounts	(22)		(5)

Total current assets	56,957	31.9	64,706	35.8
FIXED ASSETS:
Tangible fixed assets
Building improvement	61		156
Transportation equipment	17		18
Tools and fixtures	348		268

Total tangible fixed assts	428	0.2	442	0.2
Intangible fixed assets
In-house software	4		3
Trademark	3		3
Other	0		0

Total intangible fixed assets	8	0.0	7	0.0
Investments and other assets
Investment securities	1,034		855
Investments in subsidiaries and affiliate	118,417		112,120
Long-term loans to subsidiaries	964		2,130
Long-term prepaid expenses	13		8
Deferred income taxes, net	179		65
Lease deposit	557		563
Other	6		54
Allowance for doubtful accounts	(0)		(0)

Total investments and other assets	121,171	67.9	115,797	64.0

Total fixed assets	121,608	68.1	116,246	64.2

TOTAL ASSETS	¥178,565	100.0	¥180,952	100.0

	(Millions of Yen)
	March 31, 2008		March 31, 2009
		%		%
LIABILITIES AND NET ASSETS
CURRENT LIABILITIES:
Short-term borrowings	¥8,418		¥15,204
Current portion of long-term debt	592		592
Other accounts payables	1,127		671
Accrued expenses	264		341
Income taxes payable	1,371		1,098
Deposits received	30		26

Total Current liabilities	11,804	6.6	17,934	9.9
LONG-TERM LIABILITIES:
Straight bonds	15,000		15,000
Long-term borrowings	796		204
Long-term borrowings from subsidiaries	350		350
Accrued pension and severance costs	20		6
Other	1,321		1,321

Total long-term liabilities	17,487	9.8	16,881	9.3

Total liabilities	29,292	16.4	34,816	19.2

NET ASSETS:
Common stock	47,398	26.5	47,398	26.2
Capital surplus	43,240	24.2	43,240	23.9
Additional paid-in capital	36,893		36,893
Other capital surplus	6,347		6,347
Retained earnings	75,807	42.5	77,843	43.0
Legal reserve	283		283
Special reserves	52,094		55,794
Retained earnings brought forward	23,429		21,764
Treasury Stock	(17,241)	(9.6)	(22,354)	(12.3)

Total stockholders’ equity	149,205	83.6	146,127	80.8

Difference of appreciation and conversion	67	0.0	8	0.0
Net unrealized gains on available-for-sale securities	67	0.0	8	0.0

Total net assets	149,272	83.6	146,136	80.8

TOTAL LIABILITIES AND NET ASSETS	¥178,565	100.0	¥180,952	100.0

2. Non-consolidated Statements of Income (Unaudited)

	(Millions of Yen)
	Year ended March 31, 2008		Year ended March 31, 2009
		%		%
Operating revenues	¥25,478	100.0	¥21,456	100.0
Management fee revenue	5,992		6,999
Dividend income	19,485		14,457
Selling, general and administrative expenses	4,635	18.2	5,700	26.6

Operating income	20,843	81.8	15,755	73.4
Non-operating income	325	1.3	380	1.8
Interest income	296		342
Other	29		37
Non-operating expense	692	2.7	413	1.9
Interest expenses	72		115
Bond interest expenses	215		242
Bond issuance expenses	85		—
Foreign exchange loss	271		29
Other	48		26

Ordinary income	20,475	80.4	15,721	73.3
Extraordinary gain	—	—	17	0.1
Gain on reversal of allowance for doubtful accounts	—	—	17
Extraordinary losses	1,566	6.2	4,225	19.7
Loss on disposal of property and equipment	—		1
Loss on sale of equity securities	16		—
Loss on impairment of equity securities	—		3,874
Loss on sale of shares of an affiliated company	1,549		349

Income before income taxes	18,909	74.2	11,513	53.7
Income taxes
Current	1,945		1,473
Deferred	(432)		585

Total income taxes	1,513	5.9	2,058	9.6

Net income	¥17,395	68.3	¥9,454	44.1

3. Non-consolidated Statement of Changes in Stockholders’ Equity (Unaudited)

	For the Fiscal Year Ended March 31, 2008										(Millions of yen)
	Stockholders’ equity
		Capital surplus			Retained earnings						Difference of
						Other retained earnings					appreciation and conversion
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Special reserves	Retained earnings brought forward	Total retained earnings	Treasury stock	Total stockholders’ equity	Net unrealized gains on available- for-sale securities	Total difference of appreciation and conversion	Total net assets
Balance at March 31, 2007	¥47,398	¥36,893	¥6,549	¥43,443	¥283	¥52,094	¥13,446	¥65,825	¥(17,579)	¥139,088	¥91	¥91	¥139,179
Changes during the year
Cash dividends							(7,412)	(7,412)		(7,412)			(7,412)
Net income							17,395	17,395		17,395			17,395
Purchase of treasury stock									(33)	(33)			(33)
Reissuance of treasury stock			(46)	(46)					214	167			167
Cancellation of treasury stock			(155)	(155)					155	—			—
Net change of items other than stockholders’ equity											(24)	(24)	(24)
Total changes during the year	—	—	(202)	(202)	—	—	9,982	9,982	337	10,117	(24)	(24)	10,093
Balance at March 31, 2008	¥47,398	¥36,893	¥6,347	¥43,240	¥283	¥52,094	¥23,429	¥75,807	¥(17,241)	¥149,205	¥67	¥67	¥149,272

	For the Fiscal Year Ended March 31, 2009										(Millions of yen)
	Stockholders’ equity
		Capital surplus			Retained earnings						Difference of
						Other retained earnings					appreciation and conversion
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Special reserves	Retained earnings brought forward	Total retained earnings	Treasury stock	Total stockholders’ equity	Net unrealized gains on available- for-sale securities	Total difference of appreciation and conversion	Total net assets
Balance at March 31, 2008	¥47,398	¥36,893	¥6,347	¥43,240	¥283	¥52,094	¥23,429	¥75,807	¥(17,241)	¥149,205	¥67	¥67	¥149,272
Changes during the year
Cash dividends							(7,419)	(7,419)		(7,419)			(7,419)
Other reserves						3,700	(3,700)	—		—			—
Net income							9,454	9,454		9,454			9,454
Purchase of treasury stock									(5,582)	(5,582)			(5,582)
Reissuance of treasury stock			(0)	(0)					469	469			469
Net change of items other than stockholders’ equity											(58)	(58)	(58)
Total changes during the year	—	—	(0)	(0)	—	3,700	(1,664)	2,035	(5,113)	(3,078)	(58)	(58)	(3,136)
Balance at March 31, 2009	¥47,398	¥36,893	¥6,347	¥43,240	¥283	¥55,794	¥21,764	¥77,843	¥(22,354)	¥146,127	¥8	¥8	¥146,136

4. Going concern assumption:

None

6. Others

Changes in Board of Directors

1. Changes in Directors

(1) Candidate for new Director

Director Takuya Kozuki

(2) Director to be retired

Director Kagehiko Kozuki

2. Change in Auditor

None